Exhibit 99.1

FOR IMMEDIATE RELEASE

Cimetrix Announces Second Quarter 2014 Financial Results
25% Increase in New Software License Revenue Driving Company’s Momentum

SALT LAKE CITY, UT — August 12, 2014 — Cimetrix Incorporated (OTCQB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for the second quarter of 2014.

Second Quarter 2014 Financial Results
•	Total software revenue was $1,469,000, up 19% compared to the second quarter of 2013 and up 4% compared to the first quarter of 2014
•	Total revenue was $1,588,000, an increase of 20% compared to the second quarter of 2013 and up 8% compared to the first quarter of 2014
•	Income before taxes was $116,000

Six Month 2014 Financial Results
•	Total software revenue was $2,888,000, up 12% compared to the first half of 2013
•	Total revenue was $3,061,000, up 13% compared to the first half of 2013
•	Income before taxes was $169,000, up from $48,000 in the prior year period

Management Comments
Commenting on the quarterly results, Bob Reback, president and chief executive officer of Cimetrix, stated, “We are pleased to report strong year-over-year revenue growth that was better than the industry average. Particularly gratifying is the gain in market share as we captured eleven design wins for our products worldwide, which enabled us to report revenue growth better than the industry. As expected, our profitability is also growing during this up cycle, even as we increase investments in both continual improvements for higher customer satisfaction and R&D for new products.”

Second Quarter 2014 Highlights
•
Continuing design win momentum. Eleven new design wins for Cimetrix factory connectivity and equipment control products worldwide. These design wins help develop the Company’s long-term runtime license revenue stream once customers begin shipping the equipment.

•
Larger market for CIMControlFramework™ equipment automation software. Market feedback suggests more equipment makers are open to buying versus building equipment control software, and Cimetrix’s string of design wins confirms that its flagship CIMControlFramework product is the best solution to get OEMs to market faster with a higher level of sophisticated functionality.

•
Increasing adoption of EDA/Interface A. The industry continues to adopt this SEMI connectivity standard to collect equipment data to increase productivity and reduce costs. The Company’s CIMPortal™ Plus and EDAConnect products are aligned to support this demand for OEMs and semiconductor fabs. In addition, the Company announced the availability of its ECCE Plus EDA Reference Client to support the testing of EDA/Interface A connectivity.

Third Quarter 2014 Outlook
Mr. Reback concluded, “We continue to see indications from industry analysts that 2014 will be a year of solid growth. While this is not the case for all of our customers, our broad customer base and the investments we have made to support our customers bolster our position to attain continued growth. Consequently, we are able to reiterate our expectation to remain profitable on a quarterly basis while providing solid double-digit revenue growth year-over-year. We will also continue to aggressively pursue new business opportunities to position the Company for sustainable long-term growth.”

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMISECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™ Plus. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member in both Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and SEMATECH.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to the strength of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #
Company Contact	Investor Contact
Rob Schreck	Jordan Darrow
Cimetrix Incorporated	Darrow Associates, Inc.
Phone: (801) 256-6500	Phone: (631) 367-1866
rob.schreck@cimetrix.com	jdarrow@darrowir.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
ASSETS	2014	2013
Current assets:
Cash	$1,200,000	$887,000
Accounts receivable, net	899,000	797,000
Inventories	44,000	56,000
Prepaid expenses and other current assets	96,000	72,000
Deferred tax asset - current portion	250,000	144,000
Total current assets	2,489,000	1,956,000

Property and equipment, net	53,000	48,000
Goodwill	64,000	64,000
Deferred tax asset - long-term portion	1,005,000	1,194,000
Other assets	6,000	6,000

	$3,617,000	$3,268,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$61,000	$56,000
Accrued expenses	231,000	178,000
Deferred revenue	415,000	273,000

Total liabilities	707,000	507,000

Commitments and contingencies

Stockholders’ equity:
Common stock: $.0001 par value, 100,000,000 shares
authorized, 45,042,006 and 45,042,006 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,837,000	33,774,000
Treasury stock: 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(30,882,000)	(30,968,000)
Total stockholders’ equity	2,910,000	2,761,000
	$3,617,000	$3,268,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues:
New software licenses	$1,204,000	$962,000	$2,309,000	$2,077,000
Software license updates and product support	265,000	271,000	579,000	505,000
Total software revenues	1,469,000	1,233,000	2,888,000	2,582,000
Professional services	119,000	85,000	173,000	135,000

Total revenues	1,588,000	1,318,000	3,061,000	2,717,000

Operating costs and expenses:
Cost of revenues	549,000	558,000	1,051,000	1,141,000
Sales and marketing	268,000	232,000	525,000	498,000
Research and development	268,000	206,000	551,000	397,000
General and administrative	378,000	292,000	746,000	607,000
Depreciation and amortization	9,000	17,000	19,000	34,000

Total operating costs and expenses	1,472,000	1,305,000	2,892,000	2,677,000

Income from operations	116,000	13,000	169,000	40,000

Other income (expenses):
Interest income	-	1,000	-	1,000
Other income	-	4,000	-	7,000

Total other income, net	-	5,000	-	8,000

Income before income taxes	116,000	18,000	169,000	48,000

Provision (benefit) for income taxes	77,000	(1,371,000)	83,000	(1,370,000)

Net income	$39,000	$1,389,000	$86,000	$1,418,000

Net income per common share:
Basic	$0.00	$0.03	$0.00	$0.03
Diluted	$0.00	$0.03	$0.00	$0.03

Weighted average number of shares
outstanding:
Basic	45,227,000	45,530,000	45,227,000	45,718,000
Diluted	45,908,000	46,144,000	45,888,000	46,338,000